

05041556

SECURITI... N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40524

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2004 (MM/DD/YY) AND ENDING Dec. 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carter Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

167 Old Post Road
(No. and Street)

Southport (City) CT (State) 06484 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Carter (203) 254-3333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nishball, Carp, Niedermeier, Pacowta & Company
(Name – *if individual, state last, first, middle name*)

4 Corporate Drive (Address) Shelton (City) CT (State) 06484 (Zip Code)

PROCESSED
APR 04 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 07 2005
WASH. D.C. 179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25

OATH OR AFFIRMATION

I, Michael Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carter Capital Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Judy M. Tucker

Notary Public

JUDY M. TUCKER
NOTARY PUBLIC
FAIRFIELD COUNTY, CONNECTICUT
MY COMMISSION EXPIRES Feb 28 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARTER CAPITAL CORPORATION

TABLE OF CONTENTS

Stanley A. Carp, CPA
Christopher A. Gallo, CPA
Michael P. Jodon, CPA
Michael E. Niedermeier, CPA
John J. Pacowta, CPA
Jane G. Sabatini, CPA
Thomas E. Walsh, Jr., CPA



Nishball, Carp, Niedermeier, Pacowta & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

To the Stockholder
Carter Capital Corporation
Southport, CT 06490

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Carter Capital Corporation as of December 31, 2004 and 2003, and the related statements of operations and retained earnings (deficit), and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carter Capital Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule, Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nishball, Carp, Niedermeier, Pacowta & Co., P.C.

Certified Public Accountants

January 14, 2005

An Independent Member of BKR International
Member American Institute of Certified Public Accountants Division for CPA Firms

4 Corporate Drive, Shelton, CT 06484 • (203) 944-2100 • Fax (203) 944-2111
60 North Main Street, Waterbury, CT 06702 • (203) 597-9400 • (800) 529-9295 • www.ncnp.com

CARTER CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS

		2004		2003
Current assets				
Cash and cash equivalents	$	19,793	$	70,274
Prepaid expenses		-0-		1,211
Total current assets		19,793		71,485
Total assets	$	19,793	$	71,485

LIABILITIES AND STOCKHOLDER'S EQUITY

		2004		2003
Current liabilities				
Accrued expenses	$	250	$	300
Due to affiliate		-0-		18,242
Total current liabilities		250		18,542
Stockholder's equity				
Common stock, no par value, 1,000 shares authorized, issued and outstanding		21,000		21,000
Retained earnings (deficit)		(1,457)		31,943
Total stockholder's equity		19,543		52,943
Total liabilities and stockholder's equity	$	19,793	$	71,485

See accompanying notes to financial statements

CARTER CAPITAL CORPORATION
STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31,

	2004	2003
Revenues		
Fees and valuations	$ 118,750	$ 190,760
Expense reimbursement	1,746	3,793
Bad debt recovery	-0-	20,000
Interest income	8	77
Total revenues	120,504	214,630
Operating expenses		
Management fee	146,378	203,000
Professional fees	5,666	6,336
Dues and licenses	1,860	1,577
Marketing	-0-	1,283
Total operating expenses	153,904	212,196
Net income (loss)	**(33,400)**	**2,434**
Retained earnings - beginning	31,943	29,509
Retained earnings (deficit) - ending	**$ (1,457)**	**$ 31,943**

See accompanying notes to financial statements

CARTER CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2004	2003
Cash flows from operating activities		
Net income (loss)	$ (33,400)	$ 2,434
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Change in accounts receivable	-0-	10,240
Change in prepaid expenses	1,211	(1,211)
Change in due to affiliate	(18,242)	(96,581)
Change in accrued expenses	(50)	50
Total adjustments	**(17,081)**	**(87,502)**
Net cash used in operating activities	**(50,481)**	**(85,068)**
Net decrease in cash and cash equivalents	**(50,481)**	**(85,068)**
Cash and cash equivalents - beginning	70,274	155,342
Cash and cash equivalents - ending	$ 19,793	$ 70,274

See accompanying notes to financial statements

CARTER CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS

Summary of significant accounting policies

This summary of significant accounting policies of Carter Capital Corporation (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Description of business - the Company is a broker - dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated under the statutes of the State of Connecticut in 1987. The Company shares office space and employees with a related entity, Carter Morse & Company, owned by the Company's sole stockholder. Carter Morse & Company paid all basic operating expenses of the Company during 2004 and 2003.

Method of accounting - the Company utilizes the accrual method of accounting for financial reporting.

Revenue recognition - the Company recognizes capital placement fees upon the closing of the financing arrangement. All other fees are recognized when earned.

Cash and cash equivalents - the Company considers all short term investments with an original maturity of 90 days or less to be cash equivalents.

Accounts receivable - accounts receivable are shown net of an allowance for doubtful accounts. Based on management's assessment of the credit history with customers having outstanding balances and their current relationships with them, it has concluded that no reserve was deemed necessary at December 31, 2004 and 2003. Accounts receivable balances are written-off when management has concluded that all reasonable methods of collection have been exhausted.

Income taxes - the Company has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on the Company's taxable income.

Use of estimates in financial statements - the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CARTER CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS

Due to affiliate

These represent short term, non-interest bearing amounts due to Carter Morse & Company.

Management fee

The Company pays a fee for management services to Carter Morse & Company. The management fee totaled $146,378 and $203,000 for 2004 and 2003, respectively.

Customer securities – possession and control requirements

The Company is exempt from certain provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

Capital requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined).

The following is a summary of the Company's net capital position at December 31, 2004:

Net capital	$19,540
Excess of net capital over the requirement	$14,540
Aggregate indebtedness to net capital	.02 to 1.00

Concentration of credit risk

The Company maintains cash and cash equivalents at various financial institutions, which are insured by the Federal Deposit Insurance Company (FDIC) up to $100,000 per institution. At various times during the year the Company had balances in excess of the FDIC insured limits.

CARTER CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SEC
DECEMBER 31, 2004

Net capital		
Total stockholder's equity qualified for net capital	$	19,543
Deductions and/or charges:		
Haircuts on securities:		
Money market fund - 2%		3
Net capital		19,540
Minimum net capital required		5,000
Excess of net capital over minimum requirements	$	14,540
Aggregate indebtedness		
Accrued expenses	$	250
Total aggregate indebtedness	$	250

There is no material difference between the computation of net capital pursuant to Rule 15c3-1 included in this report and the computation included with the Company's corresponding December 31, 2004 computation of net capital reported to NASD. As a result, no reconciliation is necessary pursuant to Rule 17a-5(d)(4).

Stanley A. Carp, CPA
Christopher A. Gallo, CPA
Michael P. Jodon, CPA
Michael E. Niedermeier, CPA
John J. Pacowta, CPA
Jane G. Sabatini, CPA
Thomas E. Walsh, Jr., CPA



Nishball, Carp, Niedermeier, Pacowta & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

To the Stockholder
Carter Capital Corporation
Southport, CT 06490

In planning and performing our audit of the financial statements of Carter Capital Corporation for the year ended December 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 19a-3(a)(11) and the reserve required by Rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

An Independent Member of BKR International
Member American Institute of Certified Public Accountants Division for CPA Firms

4 Corporate Drive, Shelton, CT 06484 ◦ (203) 944-2100 • Fax (203) 944-2111
60 North Main Street, Waterbury, CT 06702 ◦ (203) 597-9400 ◦ (800) 529-9295 • www.ncnp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

January 14, 2005